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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                        SPANISH BROADCASTING SYSTEM, INC.
                                (Name of Issuer)

                     Class A Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                   846425 86 6
                                 (CUSIP Number)


                                November 10, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [x] Rule 13d-1(c)

         [ ] Rule 13d-1(d)





         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13G
CUSIP No. 846425 86 6

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Name: James L. Anderson

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                               (a)[ ]
                                                                          (b)[ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

                                  5        SOLE VOTING POWER
                                           2,961,494
       NUMBER OF
        SHARES                    6        SHARED VOTING POWER
     BENEFICIALLY                          484,092
       OWNED BY
         EACH                     7        SOLE DISPOSITIVE POWER
       REPORTING                           2,961,494
        PERSON
         WITH                     8        SHARED DISPOSITIVE POWER
                                           0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,445,586

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                 [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         9.6%(1)

12       TYPE OF REPORTING PERSON (See Instructions)
         IN

----------

(1) Based on 35,954,040 shares outstanding on November 10, 2000 which consists of (i) 32,399,760 shares of Class A Common Stock outstanding as of July 27, 2000 as reported on the Company's Form 10-Q/A filed on August 31, 2000 and (ii) the private issuance on November 10, 2000 of an aggregate of 3,554,280 shares of Class A Common Stock with includes the issuance of 2,958,844 shares of Class A Common Stock to The Marcus and Sonya Rodriguez Family Trust of which Mr. Anderson is the trustee and the issuance of 484,092 shares of Class A Common Stock to a company of which Mr. Anderson is the president.

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ITEM 1.

         (a)      Name of Issuer: Spanish Broadcasting System, Inc.

         (b) Address of Issuer's Principal Executive Offices: 3191 Coral Way, Suite 805, Miami, Florida 33145

ITEM 2.

         (a)      Name of Persons Filing: James L. Anderson.

         (b) Address of Principal Business Office: 8828 North Stemmons Freeway, Suite 106, Dallas, Texas 75247

         (c)      Citizenship: USA

         (d) Title of Class of Securities: Class A Common Stock, $.0001 par value per share

         (e)      CUSIP Number: 846425 86 6

ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).



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ITEM 4. OWNERSHIP

         Incorporated by reference to items (5)-(9) and (11) of the cover page of this statement.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The Marcos and Sonya Rodriguez Family Trust has the right to receive dividends relating to and the proceeds from the sale of 2,958,844 shares of the Company's Class A Common Stock for which Mr. Anderson has sole voting and dispositive power resulting from his serving as Trustee of such trust.

         Also, a company of which Mr. Anderson is president has the right to receive dividends relating to and the proceeds from the sale of 484,092 shares of the Company's Class A Common Stock for which Mr. Anderson has shared voting power.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: December 19, 2000                           /s/ James L. Anderson
                                                  ---------------------------
                                                  James L. Anderson





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